

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 6, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of V. F. Corporation, under the Exchange Act of 1934:

- 0.250% Senior Notes due 2028
- 0.625% Senior Notes due 2032

Sincerely,